           SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                SCHEDULE 13G

        Under the Securities Exchange Act of 1934

                        (Amendment No. 0)

                         JUMBOSPORTS INC
- -----------------------------------------------------------------
              (Name of Issuer)

                COMMON STOCK
- -----------------------------------------------------------------
          (Title of Class of Securities)

                           481386100
- -----------------------------------------------------------------
               (CUSIP Number)



Check the following space if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

      ZPR INVESTMENT MANAGEMENT INC.

Item 2:   Check the appropriate box if a member of a group:

      (a)

      (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

      1642 N. Volusia Avenue
      Orange City, FL 32763

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:  1,496,820


Item 6:   Shared voting power:  Not Applicable


Item 7:   Sole dispositive power:  Not Applicable


Item 8:   Shared dispositive power: Not Applicable


Item 9: Aggregate amount beneficially owned by each reporting person:
          1,367,800 SHARES COMMON STOCK ($0.01 PAR VALUE) PLUS $3,290,000 FACE AMOUNT 4 1/4% CONV. SUB. DEBS. DUE YEAR 2000 CONVERTIBLE INTO 129,020 SHARES OF COMMON STOCK FOR A TOTAL OF 1,496,820 SHARES AND SHARE EQUIVALANTS.

Item 10: Check box if the aggregate amount in row (9) excludes certain shares: / /

Item 11:  Percent of class represented by amount in row 9:

                    7.35%
Item 12:  Type of reporting person:

      IA

Item 1(a)      Name of Issuer:

               JUMBOSPORTS INC

Item 1(b)      Address of Issuer's Principal Executive Offices:

               4701 W. HILLSBOROUGH AVE
               TAMPA, FL 33614

Item 2(a)      Name of Person Filing:

           ZPR Investment Management Inc.


Item 2(b)      Address of Principal Business Office, or, if none,
           Residence:

           1642 N. Volusia Avenue
           Orange City, FL 32763


Item 2(c)      Citizenship:

           Not Applicable


Item 2(d)      Title of Class of Securities:

           Common Stock


Item 2(e)      CUSIP Number:

               481386100

Item 3         If this statement is filed pursuant to Rules
           13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e) /X/ Investment Adviser registered under
            section 8 of the Investment Advisers Act of 1940.

Item 4         Ownership.

           The following information is as of December 31, 1997:

           (a)  Amount Beneficially Owned:

                    1,496,820

           (b)  Percent of Class:

                        7.35%

           (c)  Number of shares as to which such person has:

             For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5         Ownership of Five Percent or Less of a Class:

           Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of
           Another Person:

           Not applicable


Item 7         Identification and Classification of the
           Subsidiary which Acquired the Security Being
           Reported on by the Parent Holding Company:

           Not applicable


Item 8         Identification and Classification of Members of
           the Group:

           Not applicable


Item 9         Notice of Dissolution of Group:

           Not applicable


Item 10        Certification:

           Not applicable

                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                   February 6, 1998
                      (Date)

                      /s/ MAX ZAVANELLI
                      _____________________________
                      (Signature)



                      Max Zavanelli / President
                      ZPR Investment Management Inc.
                      (Name/Title)


ATTENTION:     Intentional misstatements or omissions of fact
           constitute federal criminal violations (See 18 USC
           1001)